

April 23, 2013

<u>Via E-mail</u>
Michael W. Lamach
Chief Executive Officer
Ingersoll-Rand Public Limited Company
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

> **Re:** **Ingersoll-Rand Public Limited Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2013**
> **File No. 001-34400**

Dear Mr. Lamach:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Barbara Santoro, Secretary
                 Ingersoll-Rand Public Limited Company